UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM SD
 ___________________________________

Specialized Disclosure Report

 FEDERAL SIGNAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-6003	36-1063330
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
1333 Butterfield Road, Downers Grove, Illinois
(Address of principal executive offices)
60515
(Zip code)
Diane I. Bonina, (630) 954-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Federal Signal Corporation (the "Company") is filing this Specialized Disclosure Report ("Form SD"), including the Conflict Minerals Report attached as Exhibit 1.01 hereto, for the reporting period January 1, 2024 to December 31, 2024 to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended. This report is publicly available on the Company's website at https://www.federalsignal.com/corporate-governance. Information on the Company's website is not and should not be considered part of, nor is it incorporated by reference into, this Form SD.
Item 1.02 Exhibit
A copy of Federal Signal Corporation’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, is publicly available at https://www.federalsignal.com/corporate-governance and is incorporated by reference herein.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this Form SD:

Exhibit 1.01 – Federal Signal's 2024 Conflict Minerals Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Federal Signal Corporation

Date:	May 30, 2025	/s/ Diane I. Bonina
Diane I. Bonina
Vice President, General Counsel and Secretary